SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549
FORM 6-K
REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934
For the month of September, 2008
Shaw Communications Inc.

(Translation of registrant’s name into English)
Suite 900, 630 – 3rd Avenue S.W., Calgary, Alberta T2P 4L4 (403) 750-4500

(Address of principal executive offices)
     Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:
     Form 20-F ☐   Form 40-F ☑
     Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐
     Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.
     Yes ☐   No ☑
     If “ Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

SIGNATURE
     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant, Shaw Communications Inc., has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date:	September 2, 2008
Shaw Communications Inc.

By:	/s/ Steve Wilson

Steve Wilson
Sr. V.P., Chief Financial Officer
Shaw Communications Inc.

NEWS RELEASE
SHAW COMMUNICATIONS TO ACQUIRE THE CAMPBELL RIVER CABLE SYSTEM
Calgary, Alberta (August 28, 2008) – Shaw Communications Inc. (“Shaw”) is pleased to announce that the membership of the Campbell River TV Association (“CRTV”) has overwhelmingly approved the sale of the cable system in and around Campbell River, British Columbia to Shaw. The transaction is valued at approximately $46 million and is scheduled to close pending CRTC approval.
“We are delighted that the CRTV membership has so strongly endorsed our offer”, said Peter Bissonnette, President of Shaw Communications. “We look forward to serving the Campbell River customers who join their neighbours from Courtenay and the Comox Valley in choosing Shaw.”
“We are proud of the services we developed and offered at CRTV over the last 50 years,” said John Kerr, President of the Board of Directors of CRTV. CRTV began operations in 1957 and has provided the residents of Campbell River with cable and Internet offerings. “Our members recognize that they will enjoy an enhanced offering of entertainment, Internet and digital phone services through Shaw.”
Shaw Communications Inc. is a diversified communications company whose core business is providing broadband cable television, High-Speed Internet, Digital Phone, telecommunications services (through Shaw Business Solutions) and satellite direct-to-home services (through Star Choice). The Company serves 3.3 million customers, including 1.5 million Internet and over 550,000 residential Digital Phone customers, through a reliable and extensive network, which comprises over 600,000 kilometres of fibre. Shaw is traded on the Toronto and New York stock exchanges and is included in the S&P/TSX 60 Index (Symbol: TSX – SJR.B, NYSE – SJR).
For further information, please contact:
Shaw Investor Relations
investor.relations@sjrb.ca